SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           TODD SHIPYARDS CORPORATION
        ----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   889039 10 3

                                 (CUSIP Number)


     Patrick W.D. Turley, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
                                 (202) 261-3314
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 17, 2001
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ---------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Cundill & Associates (Bermuda) Ltd.
          N/A

--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ---------------------------------------------------------------------
          SEC USE ONLY
   3


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          OO

--------- ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|


--------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Bermuda

----------------------- --------- ---------------------------------------------
                           7
                                  SOLE VOTING POWER

   NUMBER OF SHARES               0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH

                        --------- ---------------------------------------------
                           8
                                  SHARED VOTING POWER
                                  434,500

                        --------- ---------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER
                                  434,500

                        --------- ---------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER
                                  0

----------- -------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            434,500

------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                     |_|

------------ ------------------------------------------------------------------

    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.64%

------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             CO, IA (Canadian)
------------ ------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Cundill Holdings (Bermuda) Ltd.
          N/A
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

----------------------- --------- ---------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY                 0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------
                           8
                                  SHARED VOTING POWER
                                  434,500
                        --------- ---------------------------------------------

                           9      SOLE DISPOSITIVE POWER
                                  0
                        --------- ---------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  434,500
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             434,500
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                     |_|

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.64%
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

             HC
------------ ------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          F. Peter Cundill
          N/A
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

----------------------- --------- ---------------------------------------------

      NUMBER OF            7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------

                           8      SHARED VOTING POWER

                                  434,500
                        --------- ---------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  0
                        --------- ---------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  434,500

------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             434,500
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                     |_|

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.64%
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN

--------- ---------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Mackenzie Cundill Value Fund
          N/A
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

----------------------- --------- ---------------------------------------------

      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   0
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------

                           8      SHARED VOTING POWER
                                  434,500
                        --------- ---------------------------------------------

                           9      SOLE DISPOSITIVE POWER
                                  0
                        --------- ---------------------------------------------

                           10     SHARED DISPOSITIVE POWER
                                  434,500

------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             434,500
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                     |_|

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.64%
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             OO
------------ ------------------------------------------------------------------

     This Amendment No. 3 to the Statement on Schedule 13D heretofore filed on August 15, 1994, as amended by Amendment No. 1 filed on February 24, 1995, and Amendment No. 2 filed on December 22, 1998 is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), Mackenzie Cundill Value
Fund, an unincorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

          (1) Acting on behalf of Mackenie Cundill Value Fund, an unincorporated mutual fund trust governed by the laws of British Columbia ("Value Fund"), PCB purchased a total of 434,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,841,688. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          Individually PCB does not beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to Value Fund, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitem (1) above.

          All dollar amounts are in United States dollars.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be           Nature of Ownership                Percentage
Beneficially Owned By:                                           of Class

(A)  PCB:
                              Shared Voting and Sole
         434,500              Dispositive Power (1)               4.64.%


         434,500                                                  4.64%
         =======                                                  =====


(B)      Holdings:
                              Shared Voting and Shared
         434,500              Dispositive Power (2)               4.64%


         434,500                                                  4.64%
         =======                                                  =====


(C)      Cundill:

                              Shared Voting and Shared
         434,500              Dispositive Power (3)               4.64%


         434,500                                                  4.64%
         =======                                                  =====



(1) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(2) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Cundill, because he is a controlling person of Holdings, which owns a controlling portion of the outstanding of stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

     TRANSACTIONS

     No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the past sixty days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting Person        Sale/                        No. of Shares     Price
                        Purchase      Date                             Share

PCB on behalf of       Sale          7/3/01          20,000            $8.0235
Value Fund

PCB on behalf of       Sale          7/5/01          10,000            $8.0090
Value Fund

PCB on behalf of       Sale          7/12/01          5,000            $8.0000
Value Fund

PCB on behalf of       Sale          7/13/01          5,000            $8.0000
Value Fund

PCB on behalf of       Sale          7/16/01          1,400            $7.8800
Value Fund

PCB on behalf of       Sale          7/17/01        189,600            $7.9779
Value Fund


Item 5(e)

     As of July 17, 2001, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.

Item 7.  Materials  Filed  as Exhibits.

     In accordance with Rule 101(a)(2)(ii) of Regulation ST, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

   Exhibit 1 - Master Investment  Counsel Agreement dated June 1, 1995 between
               PCB and the Trustee of Value Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

   Exhibit 2 - Power of Attorney for Peter Cundill & Associates  (Bermuda) Ltd
               (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

   Exhibit 3 - Power of Attorney  for Peter  Cundill  Holdings  (Bermuda)  Ltd
               (Incorporated by reference to Exhibit B to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

   Exhibit 4 - Power  of  Attorney  for F.  Peter  Cundill  (Incorporated  by
               reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

   Exhibit 5 - Power  of   Attorney   for   Mackenzie   Cundill   Value  Fund
               (Incorporated by reference to Exhibit 1 to Item 7 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                   SIGNATURES

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.

                                                PETER CUNDILL & ASSOCIATES
                                                (BERMUDA) LTD.

Date: July 27, 2001                             By: /s/Patrick W.D. Turley
                                                    ----------------------
                                                      Patrick W.D. Turley
                                                      Attorney-in-Fact*


                                                PETER CUNDILL
                                                HOLDINGS
                                                (BERMUDA) LTD.

Date:  July 27, 2001                            By: /s/Patrick W.D. Turley
                                                    ----------------------
                                                      Patrick W.D. Turley
                                                      Attorney-in-Fact*


                                                F. PETER CUNDILL

Date:  July 27, 2001                            By: /s/Patrick W.D. Turley
                                                    ----------------------
                                                      Patrick W.D. Turley
                                                      Attorney-in-Fact*


                                                MACKENZIE CUNDILL VALUE FUND

Date:  July 27, 2001                              By: /s/Patrick W.D. Turley
                                                      ----------------------
                                                      Patrick W.D. Turley
                                                      Attorney-in-Fact*


* Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.